

Mail Stop 4546

September 28, 2016

William Hunter
President and Chief Executive Officer
Cardiome Pharma Corp.
1441 Creekside Drive, 6th Floor
Vancouver, British Columbia
Canada V6J 4S7

> **Re: Cardiome Pharma Corp.**
> **Form 40-F for Fiscal Year Ended December 31, 2015**
> **Response dated August 26, 2016**
> **File No. 000-29338**

Dear Mr. Hunter:

We have reviewed your August 26, 2016 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2015

1.   Your response to prior comment 1 indicates that the majority of the 30% reduction in FY2015 revenues relative to FY2014 revenues is attributable to a decrease in AGGRASTAT revenues due to increased generic competition. Please quantify the amount of this material revenue decrease in your response letter and confirm that you will disclose this information in future filings, as applicable.

Please contact Dorrie Yale at 202-551-8776 or Joseph McCann at 202-551-6262 with any questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance